

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Brian Mitts
Chief Financial Officer
VineBrook Homes Trust, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX

> **Re: VineBrook Homes Trust, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form 10-12G**
> **Filed September 8, 2021**
> **File No. 000-56274**

Dear Mr. Mitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Correspondence Dated September 8, 2021

Summary Pro Forma Financial Data, page 51

1. We note your response to comment 2 and continue to consider the disclosures provided in the summary pro forma financial data.

Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

General

2. We note your current reports on Form 8-K filed August 25, 2021 and September 9, 2021. With a view to disclosure, please advise usof the changes to your current management, including whether Mr. Dondero remains affiliated with your Advisor, as well as the material terms of the OP LPA. For example only, please advise us how your General

Partner may be removed, the current composition of the Partnership Board, and how Directors will be elected to or removed from the Partnership Board. We further note that "Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units." Please disclose how any tie votes will be addressed, as well as how these equivalent voting interests compare to the economic interests disclosed on page 7. Please also disclose the material impacts of the OP LPA for investors, such as any change in your ability to replace your Advisor and/or Manager.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin S. Reinus, Esq.